Exhibit 12.2

KILROY REALTY, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations (1)	$212,005	$238,604	$59,313	$14,935	$(5,475)	$(16,664)
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	26,213	57,682	67,571	75,870	79,114	85,785
Capitalized interest and loan costs	26,630	51,965	47,090	35,368	19,792	9,130
Estimate of interest within rental expense	1,569	3,138	4,270	4,073	3,475	1,481

Fixed Charges	54,412	112,785	118,931	115,311	102,381	96,396
Plus: Amortization of capitalized interest (2)	4,960	8,412	7,001	5,823	5,318	4,622
Less: Capitalized interest and loan costs	(26,630)	(51,965)	(47,090)	(35,368)	(19,792)	(9,130)

Earnings	$244,747	$307,836	$138,155	$100,701	$82,432	$75,224

Ratio of earnings to fixed charges	4.50x	2.73x	1.16x	0.87x	0.81x	0.78x

(1)	The Company adopted Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, effective January 1, 2015. As a result, properties classified as held for sale and/or disposed of subsequent to January 1, 2015 that do not represent a strategic shift are no longer presented as discontinued operations. In accordance with the accounting pronouncement, we adopted the guidance on a prospective basis. Therefore our earnings presented prior to adoption do not include the results of operations for properties classified as held for sale and/or disposed of prior to January 1, 2015.
(2)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.